--------                                  UNITED STATES SECURITIES AND EXCHANGE COMMISSION
 FORM 4                                                WASHINGTON, D.C. 20549
--------
/ / CHECK THIS BOX IF NO                    STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    LONGER SUBJECT TO
    SECTION 16.  FORM 4 OR    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
    FORM 5 OBLIGATIONS MAY       Section 17(a) of the Public Utility Holding Company Act of 1935 or
    CONTINUE.  SEE                       Section 30(f) of the Investment Company Act of 1940
    INSTRUCTION 1(b).
(Print or Type Responses)
------------------------------------------------------------------------------------------------------------------------------------
1. Name and Address of Reporting Person**    2. Issuer Name and Ticker or Trading Symbol     6. Relationship of Reporting Person(s)
                                                                                                 to Issuer (Check all applicable)
   ROBERT FLEMING INC.                          IMPAX LABORATORIES, INC. (IPXL)                     Director         X   10% Owner
                                                                                               ----                 ----
---------------------------------------------------------------------------------------------       Officer (give        Other
    (Last)        (First)        (Middle)    3. IRS or Social Security  4. Statement for       ----          title  ----
                                                Number of Reporting        Month/Year                        below)
   270 PARK AVENUE, 7TH FLOOR                   Person, if an Entity       June 2001           -----------------  ------------------
                                                (Voluntary)
--------------------------------------------                            --------------------- 7. Individual or Joint/Group Filing
                  (Street)                                              5. If Amendment,          (Check Applicable Line)
                                                                           Date of Original      Form filed by One Reporting Person
                                                                           (Month/Year)       ---
   NEW YORK        NY               10017                                  May 1999            X Form filed by more than one
                                                                                              ---Reporting Person
------------------------------------------------------------------------------------------------------------------------------------
    (City)       (State)            (Zip)        TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
------------------------------------------------------------------------------------------------------------------------------------
1. Title of Security               2. Trans-   3. Trans-     4. Securities Acquired (A)    5. Amount of     6. Owner-   7. Nature
   (Instr. 3)                         action      action        or Disposed of (D)            Securities       ship        of In-
                                      Date        Code          (Instr. 3, 4 and 5)           Beneficially     Form:       direct
                                                  (Instr. 8)                                  Owned at         Direct      Bene-
                                     (Month/                                                  End of           (D) or      ficial
                                      Day/     -------------------------------------------    Month            Indirect    Owner-
                                      Year)                               (A) or                               (I)         ship
                                                Code    V       Amount    (D)     Price       (Instr. 3        (Instr. 4) (Instr. 4)
                                                                                              and 4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                       (6), (7)     P(6)          312,500 (6) (A)    (6), (7)       4,479,134         *          *
                                                C(7)        2,500,000 (7)                  (4), (5), (6), (7)
------------------------------------------------------------------------------------------------------------------------------------

                                                                Page 1 of 8


FORM 4 (CONTINUED)          TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                   (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

------------------------------------------------------------------------------------------------------------------------
1. Title of Derivative Security     2. Conver-   3. Trans-   4. Transac-   5. Number of Deriv-      6. Date Exer-
   (Instr. 3)                          sion or      action      tion Code     ative Securities Ac-     cisable and Ex-
                                       Exercise     Date        (Instr. 8)    quired (A) or Dis-       piration Date
                                       Price of    (Month/                    posed of (D)             (Month/Day/
                                       Deriv-       Day/                      (Instr. 3, 4, and 5)     Year)
                                       ative        Year)
                                       Security

                                                                                                    --------------------

                                                                                                     Date      Expira-
                                                             --------------------------------------  Exer-     tion
                                                                                                     cisable   Date
                                                              Code    V        (A)        (D)
------------------------------------------------------------------------------------------------------------------------
Series 1-A Convertible                 $2.00          (7)     C(7)                        50,000     Immed.    3/31/2004
 Preferred Stock                       per share                                          (7)
------------------------------------------------------------------------------------------------------------------------
Common Stock Warrants                  $4.00        12/14/99  J(1)           625,000(1)              Immed.    3/31/2004
 (right to buy)                        per share
------------------------------------------------------------------------------------------------------------------------
Series 2 Convertible                   $5.00        3/23/00   J(3)           75,000(3)               Immed.    3/31/2005
 Preferred Stock                       per share
------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------
7. Title and Amount of Under-       8. Price   9. Number     10. Owner-     11. Nature
   lying Securities                    of         of Deriv-      ship           of In-
   (Instr. 3 and 4)                    Deriv-     ative          Form           direct
                                       ative      Securi-        of De-         Bene-
                                       Secur-     ties           rivative       ficial
                                       ity        Bene-          Secu-          Own-
                                       (Instr.    ficially       rity:          ership
                                       5)         Owned          Direct         (Instr. 4)
                                                  at End         (D) or
                     Amount or                    of             Indi-
       Title         Number of                    Month          rect (I)
                     Shares                       (Instr. 4)     (Instr. 4)
------------------------------------------------------------------------------------------
Common               2,500,000         (2)             0             *              *
Stock
------------------------------------------------------------------------------------------
Common                 625,000         (2)          625,000          *              *
Stock
------------------------------------------------------------------------------------------
Common               1,500,000         (3)        1,500,000          *              *
Stock
------------------------------------------------------------------------------------------

Explanation of Responses:

(1) In connection with the merger (the "Merger") on December 14, 1999 (the "Transaction Date"), pursuant to the Agreement and Plan of Merger, dated as of July 26, 1999, by and between Global Pharmaceutical Corporation and Impax Pharmaceuticals, Inc. ("the "Merger Plan") (Annex A to the Joint Proxy Statement/Prospectus of Global Pharmaceutical Corporation, filed on November 9, 1999), (a) Fleming US Discovery Fund III, L.P. ("US Fund") exchanged (x) 43,093 shares of Series D Convertible Preferred Stock, convertible into 2,154,650 shares of Common Stock, for 43,093 shares of Series 1-A Convertible Preferred Stock, which were convertible on such date into 2,154,650 shares of Common Stock and (y) warrants exercisable at $4.00 per share pursuant to the Series D Warrant Certificates to purchase up to 538,662 shares of Common Stock for warrants exercisable at $4.00 per share pursuant to the Series 1 Warrant Certificates to purchase up to 538,662 shares of Common Stock, and (b) Fleming US Discovery Offshore Fund III, L.P. ("Offshore Fund") exchanged (x) 6,907 shares of Series D Convertible Preferred Stock, convertible into 345,350 shares of Common Stock, for 6,907 shares of Series 1-A Convertible Preferred Stock, which are currently convertible into 345,350 shares of Common Stock, and (y) warrants exercisable at $4.00 per share pursuant to the Series D Warrant Certificates to purchase up to 86,338 shares of Common Stock for warrants exercisable at $4.00 per share pursuant to the Series 1 Warrant Certificates to purchase up to 86,338 shares of Common Stock. The warrants described above are referred to as Common Stock Warrants.*

(2) The Series D Convertible Preferred Stock and Warrants that the US Fund exchanged for Series 1-A Convertible Preferred Stock and Common Stock Warrants on the Transaction Date were purchased by it on March 2, 1999 and May 18, 1999 for an aggregate purchase price of $4,309,300. The Series D Convertible Preferred Stock and Warrants that the Offshore Fund exchanged for Series 1-A Convertible Preferred Stock and Common Stock Warrants on the Transaction Date was purchased by it on March 2, 1999 and May 18, 1999 for an aggregate purchase price of $690,700.

(3) On March 23, 2000 (a) the US Fund purchased 43,093 shares of Series 2 Convertible Preferred Stock ("Series 2 Preferred Stock"), which were convertible on such date into 1,292,740 shares of Common Stock for a purchase price of $6,463,700, and (b) the Offshore Fund purchased 2,763 shares of Series 2 Preferred Stock, which were convertible on such date into 207,260 shares of Common Stock, for a purchase price of $1,036,300. *

(4) On November 28, 2000 Robert Fleming Nominees Limited ("RF Nominees") purchased 833,300 shares of Common Stock for a purchase price of $4,999,800 (the "RF Nominees Common Stock"). RF Nominees purchased the RF Nominees Common Stock as nominee for Fleming US Discovery Investment Trust, a United Kingdom investment trust and Fleming US Discovery Fund, a Societe Anonyme incorporated under the laws of the Grand Duchy of Luxembourg. Robert Fleming Inc. ("RFI"), as investment adviser to the two funds, may be deemed to have beneficial ownership of the RF Nominees Common Stock. J.P. Morgan Chase & Co. ("JPMC"), as the parent of RFI, for purposes of Rule 13d-3 promulgated under the Exchange Act may be deemed to beneficially own the RF Nominees Common Stock. JPMC disclaims any beneficial ownership of the shares of the Issuer reported as beneficially owned by any other Reporting Person. JPMC is named herein solely for informational purposes.

(5) On November 28, 2000 (a) the US Fund purchased 718,167 shares of Common Stock for a purchase price of $4,309,002 and (b) the Offshore Fund purchased 115,167 shares of Common Stock for a purchase price of $691,002.*

(6) On June 27, 2001 (a) the US Fund purchased 269,320 shares of Common Stock for a purchase price of $2,154,650, and (b) the Offshore Fund purchased 43,180 shares of Common Stock for a purchase price of $345,440. *

(7) In February 2001 (a) the US Fund converted its 43,093 shares of Series 1-A Convertible Preferred Stock into 2,154,650 shares of Common Stock, at a conversion price of $2.00 per share and (b) the Offshore Fund converted its 6,907 shares of Series 1-A Convertible Preferred Stock into 345,350 shares of Common Stock, at a conversion price of $2.00 per share.*




   --------------------------------------------
         * Because of their relationship as affiliated entities, for purposes of Rule 13d-3 promulgated under the Securities Exchange Act of 1934 (the "Exchange Act"), the US Fund and the Offshore Fund may be deemed to beneficially own the Common Stock Warrants, the Series 2 Preferred Stock and the Shares of Common Stock described in (5), (6) and (7) above. As the general partner of the US
Fund and the Offshore Fund, Fleming Partners may be deemed to beneficially own the Common Stock Warrants, the Series 2 Preferred Stock and the Shares of Common Stock described in (5), (6) and (7) above. As the general partner of Fleming Partners, Discovery may be deemed to beneficially own the Common Stock Warrants, the Series 2 Preferred Stock and the Shares of Common Stock described in (5),
(6) and (7) above. As controlling member of Discovery and the sole limited partner of Fleming Partners, for purposes of Rule 13d-3 promulgated under the Exchange Act, RFI may be deemed to beneficially own the Common Stock Warrants, the Series 2 Preferred Stock and the Shares of Common Stock described in (5),
(6) and (7) above. RFI is 100% owned by JPMC. Thus, as the parent of RFI, for purposes of Rule 13d-3 promulgated under the Exchange Act, JPMC may be deemed to beneficially own the Common Stock Warrants, the Series 2 Preferred Stock and the Shares of Common Stock described in (5), (6) and (7) above. JPMC disclaims any beneficial ownership of the shares of the Issuer reported as beneficially owned by any other Reporting Person. JPMC is named herein solely for informational purposes. Robert Fleming Holdings Limited ("RFH"), a United Kingdom company and a reporting person on the filing of the Form 3, is no longer a direct or indirect parent of any Reporting Person, and therefore, is no longer a Reporting Person for the purposes of this Form 4.

                                                                  ROBERT FLEMING INC.

                                                                  BY:      /s/ Larry A. Kimmel            7/12/2001
                                                                     ----------------------------------  -----------
**Intentional misstatements or omissions of facts constitute         **Signature of Reporting Person       Date
  Federal Criminal Violations.                                         Larry A. Kimmel, Director

  SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, SEE Instruction 6 for procedure.

                             Joint Filer Information

Name:             FLEMING US DISCOVERY FUND III, L.P.


Address:                  270 Park Avenue, 7th Floor
                          New York, NY 10017

Designated Filer:         Robert Fleming Inc.


Issuer & Ticker Symbol:   Impax Laboratories, Inc. (IPXL)


Date of Event
    Requiring Statement:  6/27/01



Signature:                FLEMING US DISCOVERY FUND III, L.P.
                                By:  Fleming US Discovery Partners, L.P.,
                                     its general partner

                                By:  Fleming US Discovery, LLC, its general
                                     partner


                                                By:   /s/ Robert L. Burr
                                                    ----------------------------
                                                      Robert L. Burr, Director

                             Joint Filer Information

Name:             FLEMING US DISCOVERY OFFSHORE FUND III, L.P.


Address:                  c/o Bank of Bermuda, Ltd,
                          6 Front St
                          Hamilton HM 11 Bermuda


Designated Filer:         Robert Fleming Inc.


Issuer & Ticker Symbol:   Impax Laboratories, Inc. (IPXL)


Date of Event
 Requiring Statement:     6/27/01



Signature:                FLEMING US DISCOVERY OFFSHORE FUND III, L.P.

                            By: Fleming US Discovery Partners, L.P., its general partner

                            By:  Fleming US Discovery, LLC, its general partner


                                    By:   /s/ Robert L. Burr
                                        --------------------------------------
                                          Robert L. Burr, Director

                             Joint Filer Information

Name:             FLEMING US DISCOVERY PARTNERS, L.P.


Address:                  270 Park Avenue, 7th Floor
                          New York, NY  10017


Designated Filer:         Robert Fleming Inc.



Issuer & Ticker Symbol:   Impax Laboratories, Inc. (IPXL)



Date of Event
    Requiring Statement:  6/27/01


Signature:                FLEMING US DISCOVERY PARTNERS, L.P.
                            By:  Fleming US Discovery, LLC, its
                                               general partner


                                          By:  /s/ Robert L. Burr
                                             ----------------------------
                                               Robert L. Burr, Director

                             Joint Filer Information

Name:             FLEMING US DISCOVERY, LLC


Address:                  270 Park Avenue, 7th Floor
                          New York, NY  10017


Designated Filer:         Robert Fleming Inc.



Issuer & Ticker Symbol:   Impax Laboratories, Inc. (IPXL)



Date of Event
    Requiring Statement:  6/27/01



Signature:                FLEMING US DISCOVERY, LLC


                          By:   /s/ Robert L. Burr
                              -----------------------------------
                                Robert L. Burr, Director

                          Joint Filer Information

Name:                     J.P. Morgan Chase & Co.

Address:                  270 Park Avenue
                          New York, NY  10017


Designated Filer:         Robert Fleming Inc.


Issuer & Ticker Symbol:   Impax Laboratories, Inc. (IPXL)


Date of Event
    Requiring Statement:  6/27/01



Signature:                J.P. Morgan Chase & Co.


                          By:  /s/ Susan S. Spagnola
                              -------------------------------------------------
                               Susan S. Spagnola, Assistant Corporate Secretary